

March 28, 2012

Via E-mail
James M. Kratochvil
Chief Financial Officer
Berry Plastics Corporation
101 Oakley Street
Evansville, Indiana 47710

> **Re: Berry Plastics Corporation**
> **Form 10-K for Fiscal Year Ended October 1, 2011**
> **Filed December 19, 2011**
> **Response dated March 23, 2012**
> **File No. 33-75706-01**

Dear Mr. Kratochvil:

We have reviewed your response letter dated March 23, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We note the draft disclosure you provided in response to comment 2 in our letter dated March 14, 2012. Please enhance the draft disclosure to address the following:
    * Disclose if the Specialty Films segment had been generating positive cash flows historically, when cash flows began to decline, when the business began generating negative cash flows, and when the business is expected to begin generating positive cash flows, if at all.
    * We note that you attribute the decline in the estimated fair value of the Specialty Films segment to the base volume decline, resulting in an 11% decrease in net sales. You state that the decline in base volume was due to pricing strategies. However, we note that these pricing strategies increased net sales by 11% and the Pliant acquisition increased net sales by 15%, primarily through volume increases. As net sales increased 12.3% for fiscal year 2011 as compared to fiscal year 2010, and your disclosures in your fiscal year

2010 10-K indicate that you estimated net sales growth of 2-4% with a terminal year growth rate of 3%, it remains unclear what the specific factors are that led to the significant decline in the reporting unit's estimated fair value. Please ensure that your enhanced disclosures include an explanation as to why you do not believe you will be able to overcome these specific factors in the long-term.

- Disclose the portion of goodwill that resulted from the Pliant acquisition, as this is a recent, material acquisition. To the extent the acquisition of Pliant contributed to the decline in the estimated fair value of the Specialty Films segment, please clearly explain this fact along with a discussion about the specific facts and circumstances that occurred.
- Quantify the material assumptions that were impacted by the specific factors that led to the decline in estimated fair value. Please contrast these amounts with the estimates made during the fiscal year 2010 impairment test.
- Please provide a discussion about the capital expenditures that you are now anticipating undertaking to maintain and grow the Specialty Films segment.
- Please disclose the extent to which volumes would need to decline in future years to lead to an additional, material goodwill impairment charge.

2. To help us better understand the reasonableness of your estimated fair values for your reporting units, please tell us your consideration of the combined estimated fair value of your reporting units as compared to Berry Plastics Group's total equity value used to determine stock-based compensation. Please ensure your response clearly explains any reconciling items between the total equity value of Berry Plastics Group and the combined estimated fair value of your reporting units.

3. We note the draft discussion and analysis you provided in response to comments 3 and 4 in our letter dated March 14, 2012. Please further enhance this draft disclosure to address the following:
- Please revise the "Business" portion of this disclosure to reflect your reportable segment structure as of December 31, 2011, and remove the reference to the prospectus.
- Please separately quantify the extent to which price increases relate to rising raw material costs versus strategic pricing changes.
- Quantify the factors impacting selling, general and administrative expenses for fiscal year 2011 as compared to fiscal year 2010.
- Quantify the acquisition volume growth attributed to Rexam SBC impact to the Rigid Closed Top segment's operating income for fiscal year 2011 as compared to fiscal year 2010.
- Quantify the amount of asset impairment charges from restructurings during fiscal year 2011 and fiscal year 2010 for the Specialty Films segment.
- Quantify the acquisition volume growth attributed to Pliant impact to the Specialty Films segment's operating income for fiscal year 2011 as compared to fiscal year 2010.

4. We note your response to comment 6 in our letter dated March 14, 2012, in which you state that the components of your operating segments are your product lines. We further note that you have determined that these product lines are not businesses primarily due to the shared manufacturing processes. However, we note the draft disclosure you provided in response to

comment 2, in which you state that you are aggregating the components of your operating segments, as they have similar economic characteristics. Please clarify this inconsistency in your response and your disclosure by either revising your disclosures to clarify that your product lines are not businesses, or providing us with your analysis of the similar economic characteristics for your components by operating segment.

4. Financial Instruments and Fair Value Measurements, page F-16

5. We note the disclosures your parent company included in their Form S-1 in response to comment 7 in our letter dated March 14, 2012. Please expand this disclosure in the amendment to your Form 10-K to disclose the carrying value of the goodwill and property, plant, and equipment prior to the impairment charge. Please refer to ASC 820-10-50-6 and ASC 820-10-55-64, example 8, case C for guidance.

14. Guarantor and Non-Guarantor Financial Information, page F-31

6. We note your response to comment 8 in our letter dated March 14, 2012. To help us better understand your explanation for the significant amount of operating cash flows attributable to the parent company, please provide us with a reconciliation for net loss and operating cash flows for the parent company, guarantor subsidiaries and non-guarantor subsidiaries for fiscal year 2011 and for the three-months ended December 31, 2011. Please provide us with disaggregated intercompany accounts that distinguish between equity investments, intercompany loans, and any intercompany receivables/payables generated by transactions involving the transfer of goods and services for the parent company, guarantor subsidiaries and non-guarantor subsidiaries as of October 2, 2010, October 1, 2011, and December 31, 2011. Please classify the intercompany accounts between current and long-term and provide us how you determined the classifications.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief